SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No. )*
ANGI Homeservices Inc.
(Name of Issuer)
Class A Common Stock, par value $0.001 per share
(Title of Class of Securities)
00183L102
(CUSIP Number)
July 12, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

6,302,046

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

6,302,046

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,302,046

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.4%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,138,497

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,138,497

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,138,497

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

4,138,497

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

4,138,497

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,138,497

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.9%

12.	TYPE OF REPORTING PERSON

CO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lugard Road Capital Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER
634,527

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

634,527

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,527

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER
1,352,425

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

1,352,425

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,352,425

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

11,792,968

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

11,792,968

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

11,792,968

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.9%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Lugard Road Capital GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

634,527

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

634,527

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,527

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,427,495

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,427,495

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,427,495

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%

12.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,427,495

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,427,495

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,427,495

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%

12.	TYPE OF REPORTING PERSON

OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathan Green

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

634,527

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

634,527

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

634,527

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

Less than 1%

12.	TYPE OF REPORTING PERSON

IN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

12,427,495

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

12,427,495

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,427,495

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

14.6%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a). Name of Issuer:
ANGI Homeservices Inc. (“Issuer”)
Item 1(b).	Address of Issuer’s Principal Executive Offices:
3601 Walnut Street
Denver, CO 80205

Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):
•	Luxor Capital Partners, LP, a Delaware limited partnership (the “Onshore Fund”);
•	Luxor Capital Partners Offshore Master Fund, LP, a Cayman Islands exempted limited partnership (the “Offshore Master Fund”);
•	Luxor Capital Partners Offshore, Ltd., a Cayman Islands exempted company (the “Offshore Feeder Fund”);
•	Lugard Road Capital Master Fund, LP, a Cayman Islands exempted limited partnership (the “Lugard Master Fund”);
•	Luxor Wavefront, LP, a Delaware limited partnership (the “Wavefront Fund”);
•	LCG Holdings, LLC, a Delaware limited liability company (“LCG Holdings”);
•	Lugard Road Capital GP, LLC, a Delaware limited liability company (“Lugard GP”);
•	Luxor Capital Group, LP, a Delaware limited partnership (“Luxor Capital Group”);
•	Luxor Management, LLC, a Delaware limited liability company (“Luxor Management”);
•	Jonathan Green, a United States citizen (“Mr. Green”); and
•	Christian Leone, a United States citizen (“Mr. Leone”).
The Offshore Master Fund is a subsidiary of the Offshore Feeder Fund. LCG Holdings is the general partner of the Onshore Fund, the Offshore Master Fund and the Wavefront Fund. Lugard GP is the general partner of the Lugard Master Fund.  Luxor Capital Group acts as the investment manager of the Onshore Fund, the Offshore Feeder Fund, the Offshore Master Fund, the Lugard Master Fund and the Wavefront Fund (collectively, the “Funds”). Luxor Management is the general partner of Luxor Capital Group. Mr. Leone is the managing member of Luxor Management. Mr. Leone is the managing member of LCG Holdings.  Each of Messrs. Leone and Green is a managing member of Lugard GP.
By virtue of these relationships, LCG Holdings may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock (as defined below) owned directly by the Onshore Fund, the Offshore Master Fund and the Wavefront Fund.  By virtue of these relationships, each of Lugard GP and Mr. Green may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock owned directly by the Lugard Master Fund.  By virtue of these relationships, each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have voting and dispositive power with respect to the shares of Class A Common Stock beneficially owned by the Funds.

Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address of each of the Onshore Fund, the Wavefront Fund, Luxor Capital Group, Luxor Management, Lugard GP, LCG Holdings, Mr. Green and Mr. Leone is 1114 Avenue of the Americas, 28th Floor, New York, New York 10036.
The principal business address of each of the Offshore Master Fund, the Offshore Feeder Fund and the Lugard Master Fund is c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.
Item 2(c).	Citizenship:
Mr. Leone is a citizen of the United States.
Mr. Green is a citizen of the United States.
Each of Luxor Management, Lugard GP and LCG Holdings is a limited liability company formed under the laws of the State of Delaware.
Each of the Onshore Fund, the Wavefront Fund and Luxor Capital Group is a limited partnership formed under the laws of the State of Delaware.
The Offshore Feeder Fund is a company formed under the laws of the Cayman Islands.
Each of the Offshore Master Fund and the Lugard Master Fund is a limited partnership formed under the laws of the Cayman Islands.
Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $0.001 (the “Class A Common Stock”)
Item 2(e).	CUSIP Number:
00183L102
Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
As of the close of business on July 12, 2019,
(i)	The Onshore Fund beneficially owned 6,302,046 shares of Class A Common Stock;
(ii)
The Offshore Master Fund beneficially owned  4,138,497 shares of Class A Common Stock.  The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to have beneficially owned the shares of Class A Common Stock beneficially owned by the Offshore Master Fund;

(iii)	The Lugard Master Fund beneficially owned 634,527 shares of Class A Common Stock;
(iv)	The Wavefront Fund beneficially owned 1,352,425 shares of Class A Common Stock;
(v)
LCG Holdings, as the general partner of the Onshore Fund, the Offshore Master Fund and the Wavefront Fund may be deemed to have beneficially owned the 11,792,968 shares of Class A Common Stock beneficially owned by the Onshore Fund, the Offshore Master Fund and the Wavefront Fund;

(vi)	Lugard GP, as the general partner of the Lugard Master Fund may be deemed to have beneficially owned the 634,527 shares of Class A Common Stock beneficially owned by the Lugard Master Fund;
(vii)	Mr. Green, as a managing member of Lugard GP, may be deemed to have beneficially owned the 634,527 shares of Class A Common Stock beneficially owned by Lugard GP.

(viii)	Luxor Capital Group, as the investment manager of the Funds, may be deemed to have beneficially owned the 12,427,495 shares of Class A Common Stock beneficially owned by the Funds;
(ix)	Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 12,427,495 shares of Class A Common Stock beneficially owned by Luxor Capital Group; and
(x)	Mr. Leone, as the managing member of Luxor Management, may be deemed to have beneficially owned the 12,427,495 shares of Class A Common Stock beneficially owned by Luxor Management.
(b)	Percent of Class:
The aggregate percentage of Class A Common Stock reported owned by each person named herein is based upon 85,070,957 shares of Class A Common Stock outstanding as of May 3, 2019, which is the total number of shares of Class A Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2019.  As of the close of business on July 12, 2019,
(i)	The Onshore Fund beneficially owned approximately 7.4% of the outstanding shares of Class A Common Stock;
(ii)
The Offshore Master Fund beneficially owned approximately 4.9% of the outstanding shares of Class A Common Stock and the Offshore Feeder Fund may be deemed to have beneficially owned approximately 4.9% of the outstanding shares of Class A Common Stock;

(iii)	The Lugard Master Fund beneficially owned less than 1% of the outstanding shares of Class A Common Stock;
(iv)	Each of Lugard GP and Mr. Green may be deemed to have beneficially owned less than 1% of the outstanding shares of Class A Common Stock;
(v)	The Wavefront Fund beneficially owned approximately 1.6% of the outstanding shares of Class A Common Stock;
(vi)	LCG Holdings may be deemed to have beneficially owned approximately 13.9% of the outstanding shares of Class A Common Stock; and
(vii)	Each of Luxor Capital Group, Luxor Management and Mr. Leone may be deemed to have beneficially owned approximately 14.6% of the outstanding shares of Class A Common Stock.
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote of Class A Common Stock:
See Cover Pages Items 5-9.
(ii) Shared power to vote or to direct the vote of Class A Common Stock:
See Cover Pages Items 5-9.
(iii) Sole power to dispose or to direct the disposition of Class A Common Stock:
See Cover Pages Items 5-9.

(iv) Shared power to dispose or to direct the disposition of Class A Common Stock:
See Cover Pages Items 5-9.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit A.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below each of the undersigned certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:  July 16, 2019
LUXOR CAPITAL PARTNERS, LP
By: LCG Holdings, LLC, as General Partner
By: /s/ Norris Nissim
           Norris Nissim,
           General Counsel
LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP
By: LCG Holdings, LLC, as General Partner
By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel
LUXOR CAPITAL PARTNERS OFFSHORE, LTD.
By: Luxor Capital Group, LP, as investment manager
By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel
LUGARD ROAD CAPITAL MASTER FUND, LP
By: Lugard Road Capital GP, LLC, as General Partner
By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel
LUXOR CAPITAL GROUP, LP

By: Luxor Management, LLC, as General Partner

By: /s/ Norris Nissim
      Norris Nissim,
     General Counsel

LUXOR WAVEFRONT, LP
By: LCG Holdings, LLC, as General Partner

By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel

LCG HOLDINGS, LLC
By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel
LUGARD ROAD CAPITAL GP, LLC
By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel
LUXOR MANAGEMENT, LLC
By: /s/ Norris Nissim
      Norris Nissim,
      General Counsel
/s/ Norris Nissim
NORRIS NISSIM, as Agent for Jonathan Green
/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone